November 26, 2013

VIA EDGAR

Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tower Group International, Ltd.

Form 8-K filed November 14, 2013

File No. 001-35834

Dear Mr. Mew:

The purpose of this letter is to respond to your letter dated November 20, 2013. For your convenience, we set forth in this letter the comment from your letter in bold typeface and include the responses below from Tower Group International, Ltd. (“TGIL”) and its subsidiaries (TGIL and such subsidiaries, collectively, the “Company”) to such comment.

Item 4.02 (a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.	We note that you intend to file restated financial statements for the fiscal year ended December 31, 2012 and quarter ended March 31, 2013. Please tell us how, and when, you will file them.

On November 26, 2013, the Company filed Amendment No. 2 to the Annual Report on Form 10-K for the year ended December 31, 2012 (the “10-K Amendment”), which was filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2013 (as previously amended by Amendment No. 1 to the Annual Report on Form 10-K, which was filed with the SEC on March 13, 2013) to restate the consolidated balance sheets as of December 31, 2012 and 2011, the consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2012 and 2011, and certain footnote disclosures thereto, and to reflect revisions, where necessary, to the consolidated statements of operations and comprehensive income for the year ended December 31, 2010, and to certain footnote disclosures relating to 2010.

On the same date, the Company also filed Amendment No. 1 (the “10-Q Amendment”) to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was

Bermuda Commercial Bank Building, 19 Par-la-Ville Road • Hamilton HM 11, Bermuda

filed with the SEC on May 10, 2013, to revise the consolidated balance sheet as of March 31, 2013, the consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the three months ended March 31, 2013 and certain footnote disclosures thereto.

2.	When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures and internal controls over financial reporting. Refer Item 307 of Regulation S-K.

Item 9A of the 10-K Amendment and Item 4 of the 10-Q Amendment describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting.

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Thank you for your consideration of these responses. If you have any further questions or comments, please contact me at (212) 655-2000.

Very truly yours,

/s/ William E. Hitselberger
Executive Vice President and Chief Financial Officer